As Filed with the Securities and Exchange Commission on April 15, 2004
Registration No. 333-112052

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
FORM S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

BAM! ENTERTAINMENT, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	7372	77-0553117
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

333 West Santa Clara Street, Suite 716
San Jose, California 95113
Telephone (408) 298-7500
(Address of Principal Executive Offices and Zip Code)

Raymond C. Musci
Chief Executive Officer
333 West Santa Clara Street, Suite 716
San Jose, California 95113
Telephone (408) 298-7500
(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

Copies to

Thomas J. Poletti, Esq.
Ted Weitzman, Esq.
Kirkpatrick & Lockhart LLP
10100 Santa Monica Blvd., 7th Floor
Los Angeles, CA 90067
Telephone (310) 552-5000
Facsimile (310) 552-5001

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
	Amount to be	Offering Price per	Aggregate Offering	Amount of
Title of each class of securities to be registered	Registered	Share (1)	Price (1)	Registration Fee

Common Stock, $.001 par value (2)	1,127,820	$1.40	1,578,948	$127.74
Common Stock, $.001 par value (3)	166,667	1.40	233,334	18.88
Common Stock, $.001 par value (4)	200,000	1.40	280,000	22.65
Total Registration Fee	1,494,487			$169.27 *

(Footnotes to table on next page)

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

*	Previously paid.

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) based on the average of the high and low prices on The Nasdaq Stock Market on January 20, 2003.

(2)	The shares of common stock being registered hereunder are being registered for resale by the selling stockholders named in the prospectus upon conversion of an outstanding 7% convertible note. In accordance with Rule 416(a), the Registrant is also registering hereunder an indeterminate number of shares that may be issued and resold to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(3)	The shares of common stock being registered hereunder are being registered for resale by the selling stockholders named in the prospectus upon exercise of an outstanding seven-year warrant. In accordance with Rule 416(a), the Registrant is also registering hereunder an indeterminate number of shares that may be issued and resold to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(4)	The shares of common stock being registered hereunder are being registered for resale by the selling stockholders named in the prospectus upon exercise of an outstanding three-year warrant. In accordance with Rule 416(a), the Registrant is also registering hereunder an indeterminate number of shares that may be issued and resold to prevent dilution resulting from stock splits, stock dividends or similar transactions.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement relating to these securities that has been filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated April 15, 2004

PROSPECTUS

1,494,487 Shares

Common Stock

This prospectus relates to 1,494,487 shares of common stock of BAM! Entertainment, Inc. that may be sold from time to time by the selling stockholders named on page 17 of this prospectus. The selling stockholders may offer their shares through public or private transactions, in or off the over-the-counter market in the United States, at prevailing market prices, or at privately negotiated prices. For details of how the selling stockholders may offer their shares of common stock, please see the section of this prospectus called “Plan of Distribution.” We will not receive any proceeds from the sales by the selling stockholders.

Our common stock is traded on the Nasdaq SmallCap Market under the symbol “BFUN.” On January 20, 2004, the last reported sale price for our common stock on the Nasdaq SmallCap Market was $1.45 per share.

The securities offered by this prospectus involve a high degree of risk. See “Risk Factors” beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated ___________, 2004

Prospectus Summary
Special Note on Forward Looking Statements
Risk Factors
Use of Proceeds
Selling Stockholders
Plan of Distribution
Legal Matters
Experts
Where You Can Find More Information
Incorporation of Certain Documents by Reference

Prospectus Summary	3
Special Note on Forward Looking Statements	4
Risk Factors	5
Use of Proceeds	16
Selling Stockholders	17
Plan of Distribution	18
Legal Matters	19
Experts	20
Where You Can Find More Information	20
Incorporation of Certain Documents by Reference	20

You should rely only on the information contained or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with information different from that contained or incorporated by reference into this prospectus. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representation. You should assume that the information contained in this prospectus or any prospectus supplement is accurate only as of the date on the front of the document and that any information contained in any document we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any prospectus supplement or any sale of a security. These documents are not an offer to sell or a solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

Prospectus Summary

This summary highlights some information from this prospectus, and it may not contain all of the information that is important to you. You should read the following summary together with the more detailed information regarding our company and the shares being sold in this offering, including “Risk Factors” and our consolidated financial statements and related notes, included elsewhere in, or incorporated by reference into, this prospectus.

Our Company

We develop and publish interactive entertainment software products. We currently publish titles for interactive entertainment hardware platforms, such as Sony’s PlayStation and PlayStation 2, Nintendo’s Gamecube, Nintendo 64, Game Boy Color and Game Boy Advance, Microsoft’s Xbox, portable handheld devices manufactured by Palm and Handspring, and for personal computers or PCs. We were incorporated in California in October 1999 under the name Bay Area Multimedia, Inc. We reincorporated in Delaware in September 2000 and changed our name to BAM! Entertainment, Inc. in December 2000. We commenced operations in October 1999 and shipped our first products in June 2000.

We license properties from a wide variety of sources, and publish titles based on the motion picture, sports and television properties of our licensors. We have entered into strategic license arrangements with entertainment and media companies that have developed well-known characters and brands and that are producing popular properties that are expected to form the basis of some of our future products.

We have offices in both the United States and Europe. International operations outside of North America are conducted through our office in England, where we perform international sales and marketing activities and manage local third-party developers. Domestically, we sell our products to mass merchandisers such as Toys “R” Us, Target, Kmart, Wal-Mart and Best Buy, specialty chains such as GameStop and Electronics Boutique, and independent distributors. Internationally, we sell our products through mass merchandisers, distributors and sub-distributors. Our products are manufactured exclusively by third parties.

We have experienced recurring net losses from inception (October 7, 1999) through September 30, 2003. During the three months ended September 30, 2003, we used cash in operating activities of $3.0 million and incurred a net loss of $1.7 million. As of September 30, 2003, we had cash and cash equivalents of $617,000 and an accumulated deficit of $61.5 million. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

We will need to raise additional funds in order to satisfy our future liquidity requirements. These funds may come from either one or a combination of additional financings, exercise of outstanding warrants and additional investment rights, mergers or acquisitions, or via the sale or license of certain of our assets. Current market conditions present uncertainty as to our ability to secure additional financing or effectuate any merger or acquisition, as well as our ability to reach profitability. There can be no assurances that we will be able to secure additional financing or effectuate any such merger or acquisition, or obtain favorable terms on such financing if it is available, or as to our ability to achieve positive cash flow from operations. Continued negative cash flows create significant uncertainty about our ability to implement our operating plan and we may have to further reduce the scope of our planned operations. If cash and cash equivalents, together with cash generated from operations, are insufficient to satisfy our liquidity requirements, we will not have sufficient resources to continue operations for the next six months.

Securities Offered

On December 3, 2003, we sold a $1,500,000 7% secured convertible one-year term note and a warrant to purchase 166,667 shares of our common stock in a private offering to an accredited investor, Laurus Master Fund, Ltd. The convertible note has a one-year term and is convertible into 1,127,820 shares of our common stock at a conversion price of $1.33 per share. The warrant has a seven-year term and is exercisable at $1.73 per share with respect to 66,667 shares, $2.00 per share with respect to 58,333 shares and $2.33 per share with respect to 41,667 shares. The shares of our common stock that are being offered by this prospectus include the shares underlying the convertible note and the shares issuable upon exercise of the seven-year warrant.

On November 19, 2003, we issued a warrant to purchase 200,000 shares of our common stock in connection with consulting services rendered to an accredited investor, Europlay Capital Advisors, LLC. The warrant has a three-year terms and is exercisable at $1.44 per share. The shares of our common stock issuable upon exercise of the three-year warrant are also being offered by this prospectus.

Recent Developments

In December 2003, we received notice from Aardman Animations Ltd (“Aardman”) that it was terminating with immediate effect its licensing and publishing agreement (the “Agreement”) with us for purported breaches of certain terms of the Agreement by us. On March 24, 2004, Aardman filed a claim with the High Court of England and Wales seeking a declaration that the Agreement has been validly terminated. We dispute the alleged breaches, are contesting the claim for termination and will be seeking equitable protection of our interests. At December 31, 2003, prepaid royalties included $410,000 with respect to unamortized royalties under this Agreement. Based on the current information, we expect to fully provide against this sum. However, we will use all available and relevant information to evaluate the recoverability of this amount in filing our Form 10-Q for the 3 months ended March 31, 2004.

In February 2004, Frontier Developments Limited (“Frontier”) filed with the High Court of England and Wales payment claims totaling approximately GBP 335,000 ($600,000) under a development agreement entered into in October 2003 between it and our UK subsidiary. Under this agreement, certain deliverables were required to be made by Frontier on a weekly or monthly basis. We were entitled to withhold payment if the deliverables were either incomplete or not made in accordance with the terms of the Agreement. We contended that, for the sums invoiced, the deliverables either had not been received or were incomplete. The parties settled the claim prior to the hearing by the High Court on April 7, 2004, and at the hearing the claim was dismissed. All written documentation has been executed. The terms of the settlement are confidential and did not have a material effect on our consolidated financial position or results of operations. At December 31, 2003, we had accrued and expensed $250,000 within Research and Development costs with respect to services provided by Frontier under this agreement.

Appointment of Director

In January 2004, Brendon Grunewald was appointed to our Board of Directors.

January 2004 Private Financing

In January 2004, we completed the sale of 2,532,522 shares of our common stock and warrants to purchase another 1,519,513 shares of our common stock, resulting in gross proceeds (assuming no exercise of the warrants) of $2.3 million, in a private offering to institutional and accredited investors. The warrants have a five-year term and are exercisable at $1.40 per share. We also granted the investors additional investment rights to purchase an additional 2,467,478 shares of our common stock and warrants to purchase another 1,480,487 shares of our common stock. The shares of common stock underlying the additional investment rights are purchasable at $0.92 per share and the warrants underlying the additional investment rights have a five-year term and are exercisable at the greater of (i) $1.40 and (ii) the lesser of (x) the closing bid price of our common stock on the Nasdaq Stock Market on the business day immediately preceding the exercise date of the additional investment right, and (y) the average of the closing bid price of our common stock on the Nasdaq Stock Market for the five business days immediately preceding the exercise date of the additional investment right. The additional investment rights are exercisable until 45 business days after the effectiveness of a registration statement covering the shares and warrants sold. On February 11, 2004, we filed a registration statement on Form S-3 (File No. 333-112724) covering the resale of up to 10,210,776 shares of our common stock by selling stockholders, which represents 3,691,263 shares of our common stock, which were issued or are issuable in connection with a private financing that was completed in October 2003, that remain eligible for resale, and 6,519,513 shares of our common stock that were issued or are issuable in connection with the January 2004 private financing.

VIS and SOED Acquisitions

On February 17, 2004, our management agreed with the management of VIS entertainment plc (“VIS”), a Scottish developer of interactive entertainment software products, on the terms of an offer (the “VIS Offer”) to be made by us for the acquisition of all of the Ordinary Shares, A Shares and B Shares of VIS in exchange for the issuance of up to 4.5 million unregistered shares of our common stock (the “VIS Consideration Shares”). Based on the closing price per share of $0.85 as quoted on the Nasdaq SmallCap Market on February 13, 2004, the aggregate value of the VIS Consideration Shares is $3.825 million. We have received irrevocable commitments to accept the VIS Offer from over 90% of the shareholders of VIS. We may also require VIS to exercise its right pursuant to the terms of the Articles of Association of VIS to require the remaining shareholders of VIS to accept the VIS Offer.

In addition, on February 17, 2004, we agreed to acquire all of the share capital of State of Emergency Development Corporation (“SOED”) in exchange for the issuance of up to 4.5 million unregistered shares of our common stock (the “SOED Consideration Shares”). Based on the closing price per share of $0.85 on February 13, 2004, the aggregate value of the SOED Consideration Shares was $3.825 million. The closing of the SOED acquisition is conditioned upon the closing of the acquisition by us of all of the VIS shares.

We agreed with VIS and SOED to place 750,000 shares of our common stock, constituting a portion of the VIS Consideration Shares and the SOED Consideration Shares, in an escrow account for the purpose of indemnifying us against the breach by VIS and SOED of the representations and warranties in the purchase agreements. The parties agreed to place 450,000 shares of our common stock, constituting a portion of the VIS Consideration Shares and the SOED Consideration Shares, in an escrow account to provide security for additional purchase price adjustments set forth in the agreements among the parties. The parties also agreed that we will place 750,000 shares of our common stock in an escrow account for the purpose of indemnifying VIS and SOED against the breach by us of the representations and warranties in the purchase agreements.

The closing of the two acquisitions shall be conditioned on, among other things, (i) our stockholders approving the issuance of the 9 million shares of our common stock in connection with the two acquisitions; (ii) our company raising not less than $12.35 million (net of expenses) from the sale of up to 17.5 million shares of our common stock and warrants to purchase up to another 17.5 million shares of our common stock prior to the closing date of the two acquisitions; and (iii) our company meeting Nasdaq’s continued listing standards on a pro-forma basis after giving effect to the acquisitions.

At the closing of the VIS and SOED acquisitions, we shall enter into various agreements with the shareholders of VIS and SOED affecting the transferability of the shares of our common stock issued to the VIS and SOED shareholders. The parties will enter into a registration rights agreement which will require us to file a registration statement with the Securities and Exchange Commission no later than the thirtieth day following the closing date for the registration of the shares of our common stock issued to the VIS and SOED shareholders. Nevertheless, the parties will also enter into a lock-up agreement which will require the VIS and SOED shareholders to only sell their registered shares of our common stock in accordance with the following schedule: (i) 25% shall be sold no earlier than the 30th day following the closing date; (ii) an additional 25% shall be sold no earlier than the 180th day following the closing date; (iii) an additional 25% shall be sold no earlier than the 270th day following the closing date; and (iv) the remaining 25% shall be sold no earlier than the first anniversary of the closing date.

Special Meeting of Stockholders

Neither Delaware law nor our Second Amended and Restated Certificate of Incorporation, as amended, or Bylaws, as amended, require us to obtain stockholder approval to effect the VIS and SOED acquisitions. However, our common stock is traded on the Nasdaq SmallCap Market, and we are therefore subject to the rules of The Nasdaq Stock Market. Nasdaq Marketplace Rule 4350(i)(1)(c)(ii)(a) requires companies with securities traded on the Nasdaq Market System to obtain stockholder approval before issuing shares equal to 20% or more of their common stock or 20% or more of their voting power, in connection with an acquisition of the stock or assets of another company, other than in a public offering for cash. At a special meeting of stockholders held on March 30, 2004, our stockholders approved the issuance of up to 44,750,000 shares of our common stock or securities convertible into shares of our common stock further to the VIS and SOED acquisitions, including the issuance of securities pursuant to the $12.35 million (net of expenses) financing required to be completed as a condition to the closing of the VIS and SOED acquisitions, which collectively represented more than 20% of the outstanding shares of our common stock as of the date of the special meeting of stockholders.

Listing on The Nasdaq SmallCap Market

We currently do not meet the required listing maintenance standards of The Nasdaq SmallCap Market. On November 24, 2003, we received a notification letter from The Nasdaq Stock Market that our common stock fails to meet these required listing standards. We provided Nasdaq with a plan setting forth how we expect to regain compliance with the required listing standards. On February 10, 2004, we received a staff determination letter of delisting from Nasdaq, which provided that our plan was not accepted by Nasdaq and our common stock would be delisted on February 19, 2004, pending our right to appeal Nasdaq’s decision. We requested an oral hearing before the Nasdaq Listing Qualification Panel to appeal Nasdaq’s determination to delist our common stock, which under applicable rules, stays the delisting of our common stock, pending a decision by the Nasdaq Panel. At a hearing on March 11, 2004, we presented a plan, which will require the completion of the VIS and SOED acquisitions, to the Nasdaq Panel for achieving and sustaining compliance with the required listing standards. On April 13, 2004, we received a letter from the Nasdaq Panel which provided that we have been granted a temporary exception to the required listing standards and the listing of our common stock continued until May 17, 2004.

On or before May 17, 2004, we must file our quarterly report on Form 10-Q for the three months ended March 31, 2004, which must include a balance sheet with pro forma adjustments evidencing the completion of the VIS and SOED acquisitions and the private placement of our common stock in connection therewith subsequent to March 31, 2004, resulting in a minimum of $18 million in stockholders’ equity. In order to fully comply with the terms of this exception, we must be able to demonstrate compliance with all requirements for continued listing on the Nasdaq SmallCap Market. In the event that we fail to comply with any term of this exception, our common stock will be delisted from The Nasdaq SmallCap Market. If our common stock should be delisted from The Nasdaq SmallCap Market, it may continue to be listed on the OTC Bulletin Board.

Effective with the open of business on April 15, 2004 and for the duration of the exception, our Nasdaq symbol will be “BFUNC.” The “C” will be removed from the symbol when the Nasdaq Listing Qualifications Panel has confirmed compliance with the terms of the exception and all other criteria necessary for continued listing.

Registration of Shares Underlying Convertible Note and Warrants

On December 3, 2003, we sold a $1,500,000 7% secured convertible one-year term note and a warrant to purchase 166,667 shares of our common stock in a private offering to an accredited investor, Laurus Master Fund, Ltd. The convertible note has a one-year term and is convertible into 1,127,820 shares of our common stock at a conversion price of $1.33 per share. The warrant has a seven-year term and is exercisable at $1.73 per share with respect to 66,667 shares, $2.00 per share with respect to 58,333 shares and $2.33 per share with respect to 41,667 shares.

On November 19, 2003, we issued a warrant to purchase 200,000 shares of our common stock in connection with consulting services rendered to an accredited investor, Europlay Capital Advisors, LLC. The warrant has a three-year term and is exercisable at $1.44 per share.

On January 21, 2004, we filed a registration statement on Form S-3 (File No. 333-112052) covering the resale of up to 1,494,487 shares of our common stock, which represents the shares underlying the convertible note and warrant issued to Laurus Master Fund, Ltd. and the warrant issued to Europlay Capital Advisors, LLC.

Special Note on Forward Looking Statements

This prospectus and the documents and information incorporated by reference in this prospectus, such as from “Item 1. Business” and “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the fiscal year ended June 30, 2003, and that from “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Quarterly Report on Form 10-Q for the three months ended December 31, 2003, include “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933, as amended and section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include the information concerning our possible or assumed future operating results, business strategies, financing plans, competitive position, industry environment, the anticipated impact on our business and financial results of recent and future acquisitions, the effects of competition, our ability to produce new products in a cost-effective manner and estimates relating to our industry. Forward-looking statements may be identified by the use of words like “believes,” “intends,” “expects,” “may,” “will,” “should” or “anticipates,” or the negative equivalents of those words or comparable terminology, and by discussions of strategies that involve risks and uncertainties.

Actual results may differ materially from those expressed or implied by forward-looking statements for a number of reasons, including those appearing elsewhere in this prospectus under the heading “Risk Factors.” In addition, we base forward-looking statements on assumptions about future events, which may not prove to be accurate. In light of these risks, uncertainties and assumptions, you should be aware that the forward-looking events described in this prospectus and the documents incorporated by reference in this prospectus may not occur.

Risk Factors

You should carefully consider and evaluate all of the information contained or incorporated by reference in this prospectus, including the following risk factors, before deciding to invest in our notes. Any of these risks could materially and adversely affect our business, financial condition and results of operations, which in turn could adversely affect the price of the notes and our common stock.

RISKS RELATED TO OUR FINANCIAL RESULTS

If we are unable to successfully obtain additional financing or enter into a merger or acquisition, we may not have sufficient cash to continue operations for the next six months.

Although we raised gross proceeds of approximately $1.8 million through the sale of our common stock, warrants and additional investment rights on October 1, 2003, $1.5 million through the sale of a convertible one-year term note and warrants on December 3, 2003, $950,000 in January 2004 through the exercise of additional investment rights that were sold in October 2003, $2.3 million through the sale of our common stock, warrants and additional investment rights in January 2004 and $67,000 in March 2004 through the exercise of additional investment rights that were sold in October 2003, we will need to raise additional funds. These funds may come from either one or a combination of additional financings, exercise of outstanding warrants and additional investment rights, mergers or acquisitions, or otherwise obtain capital via sale or license of certain of our assets, in order to satisfy our future liquidity requirements. Current market conditions present uncertainty as to our ability to secure additional financing or effectuate any merger or acquisition, as well as our ability to reach profitability. There can be no assurances that we will be able to secure additional financing or effectuate any such merger or acquisition, or obtain favorable terms on such financing if it is available, or as to our ability to achieve positive cash flow from operations. Continued negative cash flows create significant uncertainty about our ability to implement our operating plan and we may have to further reduce the scope of our planned operations. If cash and cash equivalents, together with cash generated from operations, are insufficient to satisfy our liquidity requirements, we will not have sufficient resources to continue operations for the next six months.

Because we have a limited operating history, it is difficult to evaluate an investment in our common stock.

We were organized in October 1999 and released our first interactive entertainment software product in June 2000. It is difficult to evaluate our future prospects and an investment in our common stock because we have a limited operating history and the market for our products is rapidly evolving. Our prospects are uncertain and must be considered in light of the risks, expenses and difficulties frequently encountered by companies in the early stage of development.

Our future performance will depend upon a number of factors, including our ability to:

•	secure additional financing and fund purchases of inventory;

•	expand our domestic and international customer base;

•	secure popular entertainment properties upon which to base future products;

•	develop and enhance products in response to new interactive entertainment hardware platform releases, customer demand and competitive market conditions;

•	expand our interactive entertainment software development and sales and marketing capabilities;

•	expand our international operations;

•	attract, retain and motivate qualified personnel; and

•	maintain adequate control of our expenses.

We have a history of operating losses and may never achieve profitability.

We incurred net losses of $6.8 million for the six months ended December 31, 2003, $36.2 million for the year ended June 30, 2003, $15.7 million for the year ended June 30, 2002 and $1.6 million for the year ended June 30, 2001. We will need to generate significant revenues and control expenses to achieve profitability. There can be no assurance that our revenues will grow in the future or that we will achieve sufficient revenues for profitability. If we fail to achieve profitability, or sustain or increase profitability if we achieve it, this will have a negative impact on our operating results.

Our revenues fluctuate due to seasonal demand and the nature of the interactive entertainment industry.

We have experienced and may continue to experience significant quarterly fluctuations in net sales and operating results. The interactive entertainment industry is highly seasonal, with sales typically higher during the fourth and first calendar quarters. This is due primarily to the increased demand for games during and immediately following the holiday buying season. Our failure or inability to introduce products on a timely basis to meet seasonal fluctuations in demand will, and historically have, harmed our business and operating results.

Our operating results would be, and historically have been, harmed by a decrease in sales, price erosions, and a failure to meet our sales expectations. Uncertainties associated with interactive entertainment software development, lengthy manufacturing lead times, production delays and the approval process for products by hardware manufacturers and other licensors make it difficult to predict the quarter in which our products will ship.

These and other factors could harm our business and have a material adverse effect on our operating results.

Product development schedules are frequently unpredictable, which may result in revenues and earnings not meeting analysts’ expectations.

Product development schedules for software products, particularly for new hardware platforms such as Sony’s PlayStation 2, Nintendo’s GameCube and Microsoft’s Xbox, are difficult to predict because they involve creative processes, use of new development tools for new platforms and the learning process, research and development, and experimentation associated with development for new technologies. Our revenues and earnings are dependent on our ability to meet our product release schedules, and our failure to meet those schedules have resulted in, and may again result in, revenues and earnings that fall short of analysts’ expectations for any individual quarter and the fiscal year.

Our earnings will be affected upon the issuance of shares of our common stock pursuant to third-party entertainment property license agreements.

Pursuant to a license agreement with a production company, we are obligated to issue 68,738 shares of our common stock after the release of any film for which we elect to produce interactive entertainment software products, up to 10 films or 687,375 shares of common stock. To date, we have elected to produce titles for three films and have issued 137,476 shares under this agreement for an aggregate value of $816,000. We are required to issue these shares when the films are released and will then incur a non-cash charge. We cannot estimate the aggregate dollar amount of these future non-cash charges as they will be based on our share price at a future point in time, but they may be substantial. All of the non-cash charges on the shares issued to date under the agreement had been amortized as of December 31, 2003.

In connection with the issuance of warrants pursuant to a separate license agreement with another production company, we incurred a non-cash charge of $97,000. We had amortized $8,000 of this charge as of June 30, 2003. The remaining charge will be amortized upon release of the software products on which the warrants are issued, over the life of the products, expected to be between three and six months commencing upon release of the products, which occurred in September 2003. As of December  31, 2003, we had amortized $72,000 of this charge. Under the agreement, additional warrants to purchase up to an additional 15,000 shares may be issued, contingent upon certain future events occurring. Upon issuance of the warrants we will incur an additional non-cash charge. We cannot estimate the aggregate dollar amount of these future non-cash charges as they are based on our share price at future points in time. Each of these future charges will affect our gross margins and profitability.

In connection with the issuance of warrants pursuant to a first look agreement with another production company, we granted a warrant to purchase up to 200,000 shares of our common stock, of which 15,000 became immediately exercisable upon the signing of the agreement. The remaining 185,000 will only become exercisable, in multiples of either 4,625 or 13,875 shares, upon certain future events occurring relating to the development and release of products. Upon the warrant for 15,000 shares becoming exercisable, we incurred a non-cash charge of $29,000, which has been fully amortized as of June 30, 2003. We will incur additional non-cash charges as the remaining 185,000 shares become exercisable. Upon release of the software products on which the warrants are exercisable, we will amortize the non-cash charges over the life of the products, which are expected to be between three and six months. We cannot estimate the aggregate dollar amount of these future non-cash charges as they will be based on our share price at future points in time. Each of these future charges will affect our gross margins and profitability.

RISKS RELATED TO OUR BUSINESS

Our ability to effectuate additional financing transactions to fund our operations could impair the value of your investment.

Although we raised gross proceeds of approximately $1.8 million through the sale of our common stock, warrants and additional investment rights on October 1, 2003, $1.5 million through the sale of a convertible one-year term note and warrants in December 2003, $950,000 in January 2004 through the exercise of additional investment rights that were sold in October 2003, $2.3 million through the sale of our common stock, warrants and additional investment rights in January 2004 and $67,000 in March 2004 through the exercise of additional investment rights that were sold in October 2003, if we are not acquired by or merge with another entity or if we are not able to raise additional capital via sale or license of certain of our assets, we will need to consummate additional financing transactions pursuant to which we receive additional liquidity. These additional financings will likely take the form of us raising additional capital through either one or a combination of public or private equity offerings or debt financings and the exercise of outstanding warrants and additional investment rights. To the extent we raise additional capital by issuing equity securities, our stockholders will likely experience substantial dilution. Also, any new equity securities may have greater rights, preferences or privileges than our existing common stock.

We cannot assure you that we will be able to meet our future capital requirements.

If we are not acquired by or merge with another entity or if we are not able to raise additional capital via sale or license of certain of our assets, we will need to consummate additional financing transactions pursuant to which we receive additional liquidity. We cannot be certain that additional capital will be available to us on favorable terms, or at all. If we cannot effectuate financing transactions to raise needed funds on acceptable terms, we will not be able to develop or enhance our products, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements. A material shortage of capital will require us to take drastic steps such as reducing our level of operations, disposing of selected assets or seeking protection under federal bankruptcy laws.

We depend on a relatively limited number of products for a significant portion of our revenues.

A significant portion of our revenues is derived each quarter from a relatively limited number of products that were released in that quarter or the or in the immediately preceding quarter. During the six months ended December 31, 2003, sales of four products each accounted for between 10% and 39% of our net revenues. During the six months ended December  31, 2002, sales of four products each accounted for between 10% and 16% of our net revenues. We expect that a limited number of products will continue to produce a disproportionately large amount of our net revenues. Due to this dependence on a limited number of brands, the failure of one or more products to achieve anticipated results could, and in the past has, significantly harmed our business and operating results.

We cannot assure you that new products introduced by us will achieve significant market acceptance and be sufficient in order for us to achieve profitability.

The interactive entertainment software market is characterized by short product life cycles, continually changing consumer preferences that are difficult to predict and frequent introduction of new products. The life cycle of a game generally consists of a relatively high level of sales during the first few months after introduction, followed by a decline in sales, and sales price erosion. Even the most successful titles remain popular for only limited periods of time, often less than six months. We believe that our success will be dependent on the production of successful titles on a continuous basis. We cannot assure you that new products introduced by us will achieve significant market acceptance or that such acceptance, if achieved, will be sufficient in order for us to achieve profitability.

The development cycle for new titles is long and during this time the market appeal of a title may decline.

We believe the development cycle for new titles is long, typically ranging from 12 to 24 months. After development of the initial product, we believe it may take between six and 12 additional months to develop the product for additional hardware platforms. In order to distribute a product, we must develop and test the necessary game software, obtain approval from the manufacturer and licensor if required, and have the initial order of cartridges or disks manufactured. During the development cycle, the market appeal of a title or of a property on which the title is based may decline. If market acceptance is not achieved, we may, and historically have, granted markdown allowances to maintain our relationship with retailers and our access to distribution channels. Because we introduce a relatively limited number of new products in a given period, the failure of one or more of our products to achieve market acceptance could and have harmed our business.

The introduction of new interactive entertainment hardware platforms creates risks relating to the development of titles for those hardware platforms.

The interactive entertainment industry is also characterized by rapid technological change. For example, the 128-bit hardware platform was released within five years of the release of the 64-bit hardware platform. As a result, we must continually anticipate these changes and adapt our offerings to emerging hardware platforms and evolving consumer preferences. Generally, because of the length of the development cycle, our development efforts must begin well in advance of the release of new hardware platforms in order to introduce titles on a timely basis with the release of such hardware platforms. Further, we have no control over the release dates of new hardware platforms or the number of units that will be shipped upon such release. It is difficult to ensure that our schedule for releasing new titles will coincide with the release of the corresponding hardware platforms. Additionally, if fewer than expected units of a new hardware platform are produced or shipped, such as occurred with Microsoft’s Xbox and Nintendo’s Gamecube and Game Boy Advance, developers of titles for those hardware platforms may experience lower than expected sales.

The introduction of new hardware platforms and technologies can also render existing titles obsolete and unmarketable. Generally, as more advanced hardware platforms are introduced, consumer demand for titles for older hardware platforms diminishes. In addition, a broad range of competing and incompatible emerging technologies may lead consumers to postpone buying decisions until a particular hardware platform gains widespread acceptance. As a result of such reduced consumer demand for titles on older hardware platforms, our titles for older hardware platforms may not generate sufficient sales to make our titles profitable.

The development of software products is complex and time consuming and may not lead to marketable titles.

The development of software products is complex and time consuming. Our development efforts may not lead to marketable titles or titles that generate sufficient revenues to recover their development and marketing costs, especially if a hardware platform does not reach or sustain an expected level of acceptance. This risk may increase in the future, as continuing increases in development costs require corresponding increases in net sales in order for us to achieve profitability.

The technological advancements of the most popular hardware platforms also allow more complex software products. As software products become more complex, the risk of undetected errors in products when first introduced increases. We cannot assure you that, despite testing, errors will not be found in new products or releases after shipments have been made, resulting in loss of or delay in timely market acceptance, product returns, loss of revenues and damage to our reputation. In the past, we have experienced delays in the introduction of new titles and we anticipate that we will experience similar delays in the future in connection with the introduction of additional new titles, including products currently under development. Because net revenues associated with the initial shipments of a new product generally constitute a high percentage of the total net revenues associated with the life of a product, any delay in the introduction of, or the presence of a defect in, one or more new products could harm the ultimate success of the products or our business and operating results.

The costs of developing and marketing products for existing and anticipated interactive entertainment hardware platforms can be substantial and could negatively impact our results of operations.

The costs associated with the introduction of products for new hardware platforms, such as Sony’s PlayStation 2, Nintendo’s GameCube and Microsoft’s Xbox, could harm our business as we believe the costs of developing and publishing titles for these hardware platforms require greater financial and technical resources than prior development and publishing efforts. Additionally, during periods of new technology introductions, forecasting our revenues and earnings is more difficult than in more stable or rising product markets.

If interactive entertainment hardware platforms fail to achieve significant market acceptance, it may harm our sales and results of operations.

Our sales are dependent on, among other factors, the popularity and unit sales of the interactive entertainment hardware platforms of the various manufacturers. The interactive entertainment industry has experienced periods of significant growth in consumer interest and popularity, followed by periods in which consumer demand for interactive entertainment products has slowed. Unexpected shortfalls in the market acceptance of a particular hardware platform, such as occurred with Microsoft’s Xbox and Nintendo’s Gamecube and Game Boy Advance, can and have significantly harmed consumer demand for titles released or scheduled for release for that hardware platform. Therefore, we are dependent upon the successful marketing efforts of the manufacturers of the various hardware platforms to meet financial expectations.

Over 78% of our net revenues are derived from sales to our four largest customers. We could be adversely affected if any of them reduced or terminated their purchases from us or did not pay their obligations to us.

Revenues from our four customers collectively accounted for 78% of our net revenues for the six months ended December 31, 2003, as compared to 55% of our net revenue for the six months ended December 31, 2002. As of December 31, 2003, four customers each accounted for between 6% and 58% of our gross trade accounts receivable, and as of June 30, 2003, four customers each accounted for between 8% and 19% of our gross trade accounts receivable. We have no written agreements or other understandings with any of our customers that relate to future purchases. Therefore, purchases by these customers or any others could be reduced or terminated at any time. A substantial reduction or a termination of purchases by any of our largest customers would negatively impact us.

Substantially all of our sales are made on credit, which exposes us to bad debt risk.

Our sales are typically made on credit, with terms that vary depending upon the customer and other factors. While we attempt to carefully monitor the creditworthiness of our customers and distributors, we bear the risk of their inability to pay our receivables and of any delay in payment. A business failure by any of our largest customers, such as occurred with Kmart in January 2002, would negatively impact us, as could a business failure by any of our distributors or other retailers.

Product returns and markdown allowances could negatively impact our business.

We have experienced, and are exposed to the risk of product returns and markdown allowances with respect to our customers. The decrease in demand for products based upon older hardware platforms may lead to a high level of these product returns and markdown allowances. We also allow distributors and retailers to return defective and damaged products in accordance with negotiated terms. Product returns and markdown allowances that exceed our expectations could negatively impact our business.

We cannot publish our interactive entertainment software titles without the approval of hardware manufacturers. Our ability to continue to develop and market our titles is dependent on the hardware manufacturers continuing to do business with us.

We are wholly dependent on the manufacturers of interactive entertainment hardware platforms and our ability to obtain or maintain non-exclusive licenses with them, both for the rights to publish and to manufacture titles for their hardware platforms. We are required to obtain a license to develop and publish titles for each hardware platform for which we develop and publish titles. Each license specifies the territory to which it applies, and such licenses range from as broad as multi-national distribution to as narrow as approval on a title-by-title basis. Our existing hardware platform licenses for Sony’s PlayStation and PlayStation 2, Nintendo’s Game Boy Color and Game Boy Advance, Nintendo 64, Nintendo GameCube, and Microsoft’s Xbox require that we obtain approval for the publication of new titles on a title-by-title basis. As a result, the number of titles we are able to publish for these hardware platforms, along with our ability to time the release of these titles is dependent upon decisions made by third party manufacturers. Accordingly, our revenues from titles for these hardware platforms may be limited. Should any manufacturer choose not to renew or extend our license agreement at the end of its current term, or if the manufacturer were to terminate our license for any reason, we would be unable to publish additional titles for that manufacturer’s hardware platform.

We are dependent on Sony and Nintendo for the manufacture of products that we develop for their hardware platforms.

When we develop interactive entertainment software titles for a hardware platform offered by Sony or Nintendo, the products are manufactured exclusively by that hardware manufacturer. Our hardware platform licenses with Sony and Nintendo provide that the manufacturer may change prices for the manufacturing of products at any time. In addition, these licenses include other provisions that give the manufacturer substantial control over our costs and the release of new titles. Since each of the manufacturers is also a publisher of games for its own hardware platforms and manufactures products for all of its other licensees, a manufacturer may give priority to its own products or those of our competitors in the event of insufficient manufacturing capacity. We would be materially harmed by unanticipated delays in the manufacturing and delivery of products.

If we cannot retain our key personnel and attract and retain additional key personnel, our business will be harmed.

We depend to a significant extent on the contributions and industry experience of our key personnel, in particular our Chief Executive Officer, Raymond C. Musci, and our Vice Chairman, Anthony R. Williams. If we fail to retain the services of our key personnel, our ability to secure additional licenses and develop and sell new products might be impaired. In addition, our future success will also depend upon our ability to continue to attract, motivate and retain highly qualified employees and third-party contractors, particularly software design and development personnel and outside sales representatives. Competition for highly skilled employees is intense and we may not be successful in attracting and retaining such personnel.

We are dependent upon licenses to properties originated and owned by third parties for the development of our titles.

Many of our titles, such as those from our Wallace & Gromit series, our Powerpuff Girls series and Dexter’s Laboratory series are based upon entertainment properties licensed from third parties. We cannot assure you that we will be able to obtain new licenses, or renew existing ones, on reasonable terms, if at all. If we are unable to obtain licenses for the properties which we believe offer significant consumer appeal, we would be required to obtain licenses for less popular properties or would have to develop all of our titles based upon internally developed concepts.

To the extent a licensed property is less popular than we anticipate, or is unsuccessful, sales of titles based on that property may be negatively impacted.

We have in the past experienced unsuccessful releases of titles based on properties that we licensed from third parties. Titles based on less popular properties, or on internally developed concepts, typically require greater marketing expense in order to establish brand identity and may not achieve broad market acceptance or prove to be successful.

We are dependent on third-party interactive entertainment software developers for developing and completing our titles.

We rely on third-party interactive entertainment software developers for the development of our interactive entertainment software titles. Quality third-party developers are continually in high demand. For this reason, we cannot assure you that the third-party software developers who have developed titles for us in the past will continue to be available to develop software for us in the future. Due to the limited number of third-party software developers and the lack of control that we exercise over them, we cannot assure you that these developers will complete titles for us on a timely basis or within acceptable quality standards, if at all.

Our future success is highly dependent on our proprietary software and intellectual property.

We rely primarily on a combination of copyright, trademark and trade secret laws, employee and third-party nondisclosure agreements and other methods to protect our proprietary rights. We require our employees, consultants and other outside individuals and entities to execute confidentiality and nondisclosure agreements upon the start of employment, consulting or other contractual relationships with us. However, our ability to police these individuals and entities and enforce these agreements is costly and uncertain. We are aware that unauthorized copying occurs within our industry. If a significantly greater amount of unauthorized copying of our interactive entertainment software products were to occur, our business would be harmed. We generally obtain ownership of the software code and related documentation from third-party software developers. In instances where we do not retain sole ownership of the source code, the owner may use or license the code for development of other software products that may compete directly with our products and we may not have sufficient rights in the source code to produce derivative products.

We rely on existing copyright laws to prevent unauthorized distribution of our products. Existing copyright laws afford only limited protection. Policing unauthorized use of our products is difficult, and software piracy is a persistent problem, especially in international markets. In addition, the laws of some countries in which our products are or may be distributed either do not protect our products and intellectual property rights to the same extent as the laws of the United States or are weakly enforced. Legal protection of our rights may be ineffective in these countries. Any unauthorized use of our proprietary information could result in costly and time-consuming litigation to enforce our proprietary rights.

Other parties may assert claims against us that we are infringing upon their intellectual property rights and we are required to indemnify hardware manufacturers from certain claims in exchange for the right to purchase titles and manufacture our software for their hardware application.

We cannot be certain that our products do not infringe upon the intellectual property rights of others. We may be subject to legal proceedings and claims from time to time in the ordinary course of our business, including claims of alleged infringement of the intellectual property rights of third parties. If our products violate third-party proprietary rights, we cannot assure you that we would be able to obtain licenses to continue offering such products on commercially reasonable terms, or at all. In addition, we must indemnify the hardware manufacturers with respect to all loss, liability and expense resulting from any claim against them involving the development, marketing, sale or use of our products. This includes any claims for copyright or trademark infringement brought against them. As a result, we bear the risk that the properties upon which our software titles are based, or that the information and technology licensed from the hardware manufacturer and incorporated in our software, may infringe the rights of third parties. Any claims against us or the parties we indemnify relating to the infringement of third-party proprietary rights, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

Their claims could also result in injunctions preventing us from offering these products. Such claims could severely harm our financial condition and ability to compete.

We face risks associated with doing business in foreign countries, including our ability to generate international demand for our products.

We intend to increase our international revenues. We cannot assure you that we will be able to generate international market demand for our products. International sales and operations are subject to a number of risks, including:

•	international consumer acceptance of existing and proposed titles;

•	the impact of possible recessions in foreign economies;

•	our ability to protect our intellectual property;

•	the time and costs associated with translating and localizing products for foreign markets;

•	foreign currency fluctuations;

•	unexpected changes in regulatory requirements;

•	difficulties and costs of staffing and managing foreign operations, or licensing to foreign entities ; and

•	political and economic instability.

A significant downturn in general economic condition which results in a reduction in discretionary spending has reduced, and may continue to reduce, demand for our products and could harm our business.

Our product sales are affected by a retail customer’s ability and desire to spend disposable income on the purchase of our software titles. Any significant downturn in general economic conditions which results in a reduction of discretionary spending could result in a reduction in demand for our products and could harm our business. The United States economy is currently undergoing a period of slowdown, which some observers view as a recession. The United States and world economic condition has been worsened by the terrorist attacks on September 11, 2001. Moreover, any further terrorist activities, or the effect of the United States’ political, economic or military response to such activities, could result in the further deterioration of the United States and world economy. Such industry downturns have been, and may continue to be, characterized by diminished product demand and erosion of average selling prices. A continued economic downturn or recession would have a significant adverse effect on our operating results in future periods.

RISKS RELATED TO OUR INDUSTRY

Competition within the interactive entertainment software industry is intense and poses an ongoing threat to the success of our business.

The interactive entertainment industry is intensely competitive. Many of our competitors have greater name recognition among consumers and licensors of entertainment properties, broader product lines and greater financial, marketing and other resources than us. Accordingly, these competitors may be able to market their products more effectively, make larger offers or guarantees in connection with the acquisition of licensed entertainment properties, adopt more aggressive pricing policies or pay more to third-party developers. We believe that other technology, entertainment and media companies are increasing their focus on the interactive entertainment software market, which might result in greater competition for us. In addition, many of our competitors are developing online interactive entertainment software products and interactive networks that will be competitive with our interactive entertainment software products.

Competitive pressures could have the following effects on us:

•	as competition for popular entertainment properties increases, our cost of acquiring licenses for those properties may increase, resulting in reduced margins;

•	we might not be able to achieve full distribution of our products with our customers;

•	as competition for retail shelf space becomes more intense, we may need to increase our marketing expenditures to maintain sales of our interactive entertainment software titles; and

•	we could be required to reduce the wholesale unit prices of our titles.

Competition for limited shelf space and promotional resources among interactive entertainment software publishers is intense and poses an ongoing threat to the success of our business.

There is intense competition among developers and publishers of interactive entertainment software products for high quality retail shelf space and promotional support from retailers. As the number of titles and hardware platforms increases, competition for shelf space will intensify and may require us to increase our marketing expenditures. Due to increased competition for limited shelf space, retailers and distributors are in an increasingly better position to negotiate favorable terms of sale, including price discounts, price protection, marketing and display fees and product return policies. Our products constitute a relatively small percentage of any retailer’s sales volume, and we cannot assure you that retailers will continue to purchase our products or to provide our products with adequate levels of shelf space and promotional support. As a result of their positions in the industry, the manufacturers of interactive entertainment hardware platforms generally have better bargaining positions with respect to retail pricing, shelf space and retailer accommodations than do any of their licensees, including us.

Government restrictions including the possible adoption of an interactive entertainment software rating system could harm our business.

Legislation is periodically introduced at the state and federal levels in the United States and in foreign countries to establish a system for providing consumers with information about graphic violence and sexually explicit material contained in interactive entertainment software products. Under such a system, interactive entertainment software publishers would be expected to comply by identifying particular products within defined rating categories. In addition, these publishers would be required to communicate these ratings to consumers through appropriate package labeling and through advertising and marketing presentations consistent with each product’s rating. Many foreign countries have laws which permit governmental entities to censor the content of products, including interactive entertainment software. In some instances, we may be required to modify our products to comply with the requirement of such governmental entities, which could delay the release of those products in such countries. These delays could harm our business. We currently voluntarily submit our products to industry-created review boards and publish their ratings on our game packaging. Some retailers may refuse to carry titles that bear an unacceptable rating. We believe that mandatory government-run interactive entertainment software products rating systems eventually will be adopted in many countries which represent significant markets or potential markets for us. Due to the uncertainties in the implementation of such a rating system, confusion in the marketplace may occur. We are unable to predict what effect, if any, such a rating system would have on our business.

Potential opposition by consumer advocacy groups to certain software content could harm our business.

Consumer advocacy groups have in the past opposed sales of interactive entertainment software products containing graphic violence and sexually explicit content. These groups have pressed for legislation in these areas and engaged in public demonstrations and media campaigns. While to date such actions have not harmed our business, we cannot assure you that these groups will not target our products in the future. If that occurs, we may be required to significantly change or discontinue one or more of our titles.

RISKS RELATED TO OUR COMMON STOCK

Our stock price has been volatile and we expect it to continue to be volatile.

Prior to our initial public offering in November 2001, there was no public market for our common stock. Since our initial public offering the market price of our common stock has been volatile. We have experienced a decline in the market price of our common stock from the initial public offering price. The stock market has experienced significant price and volume fluctuations that affected the market price for the common stock of many technology, communications and entertainment and media companies. These market fluctuations were sometimes unrelated or disproportionate to the operating performance of these companies. Any significant stock market fluctuations in the future, irrespective of our actual performance or prospects, could result in a further decline in the market price of our common stock.

If our common stock is delisted from The Nasdaq SmallCap Market, the liquidity and price of our common stock may be adversely affected.

Our common stock is listed on The Nasdaq SmallCap Market. In order for our common stock to continue to be listed on The Nasdaq SmallCap Market, however, we must continue to satisfy specified listing maintenance standards established by Nasdaq, including (i) required levels of total assets, net tangible assets, stockholders’ equity or revenues, (ii) minimum market value of our public float and (iii) a minimum bid price per share.

We transferred to The Nasdaq SmallCap Market from The Nasdaq National Market on March 27, 2003. We currently do not meet The Nasdaq SmallCap Market’s required levels of stockholders’ equity, net income or market value of listed securities, one of which must be met to satisfy the required listing standards. On November 24, 2003, we received a notification letter from Nasdaq that our common stock fails to meet these required listing standards. We have provided Nasdaq with a plan setting forth how we expect to regain compliance with the required listing standards. On February 10, 2004, we received a staff determination letter of delisting from Nasdaq. The letter provided that our plan was not accepted by Nasdaq and that our common stock would be delisted on February 19, 2004, pending our right to appeal Nasdaq’s decision prior to a deadline of February 17, 2004 imposed by Nasdaq. We requested an oral hearing before the Nasdaq Listing Qualification Panel to appeal Nasdaq’s determination to delist our common stock. Under applicable rules, the hearing request stays the delisting of our common stock, pending a decision by the Nasdaq Panel. At a hearing on March 11, 2004, we presented a plan to the Nasdaq Panel for achieving and sustaining compliance with the required listing standards. On April 13, 2004, we received a letter from the Nasdaq Panel, which provided that we have been granted a temporary exception to the required listing standards and the listing of our common stock has been continued until May 17, 2004.

On or before May 17, 2004, we must file our quarterly report on Form 10-Q for the three months ended March 31, 2004, which must include a balance sheet with pro forma adjustments evidencing the completion of the VIS and SOED acquisitions and the private placement of our common stock in connection therewith subsequent to March 31, 2004, resulting in a minimum of $18 million in stockholders’ equity. In order to fully comply with the terms of this exception, we must be able to demonstrate compliance with all requirements for continued listing on the Nasdaq SmallCap Market. In the event that we fail to comply with any term of this exception, our common stock will be delisted from the The Nasdaq SmallCap Market.

If our common stock is delisted from The Nasdaq SmallCap Market, our common stock would trade on the Over-The-Counter Bulletin Board, which is viewed by most investors as a less desirable and less liquid marketplace. In addition, we would incur penalties under the terms of our October 2003 financing. Thus, delisting from The Nasdaq SmallCap Market would adversely affect our financial condition and the liquidity and price of our common stock and would have a long-term impact on our ability to raise additional capital in the future.

Anti-takeover provisions in our charter documents and in Delaware law could prevent or delay a change in control and, as a result, negatively impact our stockholders.

Provisions of our certificate of incorporation and bylaws may discourage, delay or prevent a merger or acquisition or make removal of incumbent directors or officers more difficult. These provisions may discourage takeover attempts and bids for our common stock at a premium over the market price. These provisions include:

•	the ability of our board of directors to alter our bylaws without stockholder approval;

•	the restriction on the ability of stockholders to call special meetings;

•	the restriction on the ability of our stockholders to act by written consent;

•	the establishment of advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by stockholders at stockholders meetings; and

•	the establishment of a classified board of directors with staggered, three-year terms, which prevents a majority of the board from being elected at one time.

In addition, we are subject to Section 203 of the Delaware General Corporation Law, which prohibits a publicly held Delaware corporation from engaging in a merger, asset or stock sale or other transaction with an interested stockholder for a period of three years following the date such person became an interested stockholder, unless prior approval of our board of directors is obtained or as otherwise provided. These provisions of Delaware law also may discourage, delay or prevent someone from acquiring or merging with us without obtaining the prior approval of our board of directors, which may cause the market price of our common stock to decline.

Use of Proceeds

We will not receive any proceeds from the sale by any selling stockholder of the 1,494,487 shares of our common stock being offered in this prospectus. If the warrants that were issued to the selling stockholders to purchase 366,667 shares of our common stock are exercised, we will receive gross proceeds of $617,084. All of such proceeds would be issued for general corporate purposes including working capital. We will incur approximately $40,000 of expenses relating to the registration of the shares being offered and sold by the selling stockholders, including the SEC registration fee and legal, accounting, printing and other expenses of this offering; a portion of the proceeds, if any, received from the exercise of the warrants referenced above may be used to pay such expenses.

Selling Stockholders

Our Second Amended and Restated Certificate of Incorporation, as amended, provides that we have the authority to issue 100,000,000 shares of common stock, $0.001 par value, and 10,000,000 shares of preferred stock, $0.001 par value. As of February 20, 2004, there were 20,340,822 shares of our common stock outstanding and no shares of preferred stock outstanding. In addition, as of February 20, 2004, there were outstanding: (i) options to purchase an aggregate of 2,814,939 shares of our common stock, (ii) warrants to purchase an aggregate of 5,747,359 shares of our common stock, (iii) additional investment rights to purchase an aggregate of 2,588,407 shares of our common stock (excluding 1,480,487 shares of our common stock issuable upon exercise of the warrants underlying the additional investment rights), (iv) a $1.5 million 7% secured one-year note that may be converted into 1,127,820 shares of our common stock and (v) a contractual obligation to issue up to 549,899 shares of Common Stock.

On November 19, 2003, we issued a three-year warrant to purchase 200,000 shares of our common stock at an exercise price of $1.44 per share in connection with services rendered by a consultant. The warrant’s exercise price is equal to $1.44 per share which is further subject to adjustment for stock dividends, stock distributions, subdivisions and combinations.

On December 3, 2003, we sold the $1.5 million secured one-year note that is convertible into 1,127,820 shares of our common stock and a seven-year warrant to purchase 166,667 shares of our common stock pursuant to a transaction that is exempt from registration under the Securities Act of 1933. The note bears interest at a rate of 7% per annum and matures on December 3, 2004. The outstanding principal of the note, together with interest and fees, is convertible at any time until the note is paid in full into shares of our common stock at a conversion price of $1.33 per share, which is further subject to adjustment for stock dividends, stock distributions, subdivisions and combinations. Beginning on April 1, 2004 and on the first day of each month thereafter, we shall make amortizing payments of $166,667 to the holder, together with any accrued and unpaid interest and any other amounts due under the terms of the note. Each month, under certain circumstances as described in the note, we shall have the option in our sole discretion to make all or a portion of the amortizing payment with shares of our common stock at the prevailing conversion price. We have the option in our sole discretion, under certain circumstances as described in the note, to prepay all or a portion of the outstanding principal, interest and amounts outstanding under the note with shares of our common stock at the prevailing conversion price. Further, we have the option in our sole discretion to prepay the note in full by paying to the holder a sum of money equal to 115% of the principal amount of the note together with any accrued but unpaid interest and any other amounts due under the terms of the note. The warrant is exercisable through December 3, 2010 at a price per share equal to (i) $1.73 with respect to the first 66,667 shares purchased thereunder, (ii) $2.00 with respect to the next 58,333 shares purchased thereunder and (iii) $2.33 with respect to the last 41,667 shares purchased thereunder. The exercise price of the warrant is further subject to adjustment for stock dividends, stock distributions, subdivisions and combinations.

The note may be converted into shares of common stock and/or the warrants may be exercised to purchase shares of our common stock, as the case may be, by the selling stockholders. The shares of common stock underlying the convertible note and the warrants are being registered to permit public sales of the shares, and the selling stockholders may offer the shares for resale from time to time pursuant to this prospectus. The following table sets forth certain information regarding the selling stockholders and the shares offered by them in this prospectus. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to the securities, or the right to acquire voting or investment power within 60 days through the exercise of an option, warrant or right, through the conversion of a security, or through the power to revoke a trust. All shares of our common stock registered in this offering represent shares that have been or may be acquired within 60 days of February 20, 2004 upon the conversion of the note and/or the exercise of the warrants issued to the selling stockholders. The percentage ownership is calculated based on 20,340,822 shares, which represents the number of shares of our commons stock that were outstanding as of February 20, 2004. The shares issuable upon the conversion of the note and/or the exercise of one of the warrants, as the case may be, by one of the selling stockholders, however, are not deemed outstanding for the purpose of computing the percentage ownership of the other selling stockholder.

Mark Dyne, a manager and member of Europlay Capital Advisors, LLC, has served as a member of our Board of Directors since July 2000, and in November 2003, we entered into a consulting agreement with Europlay Capital Advisors, LLC. Except as described herein, the selling stockholders within the past three years have not had any material relationship with us or any of our affiliates.

Percentage of
	Number of	Shares of	Number of	Number of
	Shares of	Common Stock	Shares of	Shares of
	Common Stock	Beneficially	Common Stock	Common Stock
	Beneficially	Owned	Registered for	Beneficially
	Owned Prior to	Prior to the	Sale	Owned After
Selling Stockholder	the Offering	Offering	Hereby	the Offering(1)

Laurus Master Fund, Ltd.	1,068,315 (2)	4.99%	1,294,487	- 0 -
c/o Ironshore Corporate Services Ltd.
P.O. Box 1234 G.T
Queensgate House, South Church Street
Grand Cayman, Cayman Islands
Europlay Capital Advisors, LLC	200,000 (3)	*	200,000	- 0 -
15821 Ventura Blvd., Suite 525
Encino, CA 91436

*	Less than 1%.

(1)	Assumes that all shares of common stock being offered pursuant to this prospectus will be resold by the selling stockholders and none will be held by the selling stockholders for their own accounts.

(2)	Laurus Master Fund, Ltd. holds a $1,500,000 secured note that is convertible into 1,127,820 shares of our common stock and a warrant to purchase up to 166,667 shares of our common stock. Further to the terms of the note and warrant, the note and warrant are not convertible and exercisable, respectively, to the extent that the number of shares of our common stock held by Laurus Master Fund, Ltd. and the number of shares of our common stock issuable upon conversion of the note and/or exercise of the warrant would result in beneficial ownership by Laurus Master Fund, Ltd. of more than 4.99% of our outstanding shares of common stock (the “Maximum Percentage”). By written notice to us, Laurus Master Fund, Ltd. may waive these provisions, but any such waiver will not be effective until the 10th day after such notice is delivered to us with respect to the note and until the 75th day after such notice is delivered to us with respect to the warrant, or these provisions are automatically waived upon an event of default under the note. Laurus Master Fund, Ltd. beneficially owns 1,068,315 shares of our common stock underlying the note and the warrant that are convertible and exercisable, respectively, within 60 days. Laurus Capital Management, LLC is the fund manager of Laurus Fund, Ltd. David Grin and Eugene Grin, as principals of Laurus Capital Management, LLC, the investment manager of Laurus Master Fund, Ltd., have voting control and investment power over securities held by Laurus Master Fund, Ltd. David Grin and Eugene Grin disclaim beneficial ownership of the securities held by Laurus Master Fund, Ltd.

(3)	Represents shares underlying a three-year warrant that is exercisable within 60 days. Mark Dyne, Pamela Colburn and Murray Markiles have voting control and investment power over securities held by Europlay Capital Advisors, LLC. Mark Dyne, Pamela Colburn and Murray Markiles disclaim beneficial ownership of the securities held by Europlay Capital Advisors, LLC.

Plan of Distribution

The selling stockholders may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, if available, rather than under this prospectus.

The selling stockholders may also engage in short sales against the box after this registration statement becomes effective, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act of 1933. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling stockholder. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act of 1933.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

Any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We are required to pay all fees and expenses incident to the registration of the shares of common stock. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act of 1933.

Each of the selling stockholders acquired the securities offered hereby in the ordinary course of business and has advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling stockholder. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus. If the selling stockholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of our common stock and activities of the selling stockholders.

Legal Matters

The validity of the issuance of the shares offered in this prospectus will be passed upon for us by Kirkpatrick & Lockhart, LLP, Los Angeles, California. Certain partners of Kirkpatrick & Lockhart LLP own an aggregate of 5,212 shares of our common stock and hold a warrant to purchase 47,000 shares of our common stock at an exercise price of $4.80 per share.

Experts

The consolidated financial statements and the related consolidated financial statement schedule incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended June 30, 2003 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the uncertainty of the Company’s ability to continue as a going concern), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Where You Can Find More Information

We have filed with the Securities and Exchange Commission a registration statement on Form S-3, of which this prospectus is a part, under the Securities Act of 1933 with respect to the shares of common stock offered hereby. This prospectus does not contain all of the information included in the registration statement. Statements in this prospectus concerning the provisions of any document are not necessarily complete. You should refer to the copies of these documents filed as exhibits to the registration statement or otherwise filed by us with the SEC for a more complete understanding of the matter involved. Each statement concerning these documents is qualified in its entirety by such reference.

We are subject to the informational requirements of the Securities Exchange Act of 1934 and, accordingly, file reports, proxy statements and other information with the SEC. The SEC maintains a website that contains reports, proxy statements and other information regarding us. The address of the SEC website is http://www.sec.gov. Copies of our reports, proxy statements and other information also may be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference facilities. Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling the SEC at 1-800-SEC-0330.

Incorporation of Certain Documents by Reference

The documents listed in paragraphs (a) through (d) below have been filed with the Securities and Exchange Commission (the “SEC”) and are hereby incorporated by reference into this Registration Statement. All documents that we subsequently file pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”), prior to the filing of a post-effective amendment which indicates that all securities offered herein have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference into this Registration Statement and to be a part hereto from the date of filing of such documents.

(a)	our annual report on Form 10-K for the year ended June 30, 2003 filed with the SEC on September 30, 2003;

(b)	our quarterly reports on Form 10-Q for the quarters ended September 30, 2003 and December 31, 2003 filed with the SEC on November 14, 2003 and February 18, 2004, respectively;

(c)	our current reports on Form 8-K filed with the SEC on April 14, 2004, March 29, 2004, February 23, 2004, February 11, 2004, February 2, 2004, December 10, 2003, November 17, 2003, October 3, 2003, October 2, 2003, September 30, 2003, August 20, 2003 and July 23, 2003;

(d)	our definitive proxy statements filed with the SEC on March 11, 2004 and November 25, 2003; and

(e)	the description of our common stock contained in our registration statement on Form 8-A, as filed with the SEC on July 13, 2001, including any amendment or report filed for the purpose of updating such description.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses payable by the Registrant in connection with this offering, other than underwriting commissions and discounts, all of which are estimated except for the SEC registration fee.

Item	Amount

SEC registration fee	$170
Printing and engraving expenses	3,000
Legal fees and expenses	20,000
Accounting fees and expenses	10,000
Transfer agent and registrar’s fees and expenses	2,000
Miscellaneous expenses	4,830

Total	$40,000

Item 15. Indemnification of Directors and Officers.

Under Section 145 of the General Corporation Law of the State of Delaware, we can indemnify our directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Our certificate of incorporation provides that, pursuant to Delaware law, our directors shall not be liable for monetary damages for breach of the directors’ fiduciary duty of care to us and our stockholders. This provision in the certificate of incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as injunctive or other forms of nonmonetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to us or our stockholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of the law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

Our bylaws provide for the indemnification of our directors to the fullest extent permitted by the Delaware General Corporation Law. Our bylaws further provide that our Board of Directors has sole discretion to indemnify our officers and other employees. We may limit the extent of such indemnification by individual contracts with our directors and executive officers, but have not done so. We are not, however, required to indemnify any director or executive officer in connection with any proceeding initiated by us and approved by a majority of our Board of Directors, that alleges (a) unlawful misappropriation of corporate assets, (b) disclosure of confidential information or (c) any other willful breach of such director or executive officer’s duty to us or our stockholders. We are required to advance, prior to the final disposition of any proceeding, promptly on request, all expenses incurred by any director or executive officer in connection with that proceeding on receipt of an undertaking by or on behalf of that director or executive officer to repay those amounts if it should be determined ultimately that he or she is not entitled to be indemnified under our bylaws or otherwise.

We also have directors’ and officers’ liability insurance.

Item 16. Exhibits.

Exhibit
Number	Description of Exhibit

4.1	Secured Convertible Note dated as of December 3, 2003 by and between the Registrant and Laurus Master Fund, Ltd. (incorporated by reference to Exhibit 4.1 of the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 10, 2003).

4.2	Warrant dated as of December 3, 2003 by and between the Registrant and Laurus Master Fund, Ltd. (incorporated by reference to Exhibit 4.2 of the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 10, 2003).

4.3	Registration Rights Agreement dated as of December 3, 2003 by and between the Registrant and Laurus Master Fund, Ltd. (incorporated by reference to Exhibit 4.3 of the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 10, 2003).

4.4	Security Agreement dated as of December 3, 2003 by and between the Registrant and Laurus Master Fund, Ltd. (incorporated by reference to Exhibit 4.4 of the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 10, 2003).

4.5†	Warrant dated as of November 19, 2003 by and between the Registrant and Europlay Capital Advisors, LLC.

4.6	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 of the Registrant’s Registration Statement on Form S-1, as amended (File No 333-62436), filed with the Securities and Exchange Commission on September 4, 2001).

4.7†	Modification letter dated as of January 26, 2004 by and between the Registrant and Laurus Master Fund, Ltd.

5.1†	Opinion of Kirkpatrick & Lockhart, LLP.

10.1	Securities Purchase Agreement dated as of December 3, 2003 by and between the Registrant and Laurus Master Fund, Ltd. (incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 10, 2003).

10.2†**	Consulting Agreement dated as of November 17, 2003 by and between the Registrant and Europlay Capital Advisors, LLC.

10.2(a)†**	First Amendment to Consulting Agreement dated as of December 12, 2003 by and between the Registrant and Europlay Capital Advisors, LLC.

10.2(b)†**	Second Amendment to Consulting Agreement dated as of December 18, 2003 by and between the Registrant and Europlay Capital Advisors, LLC.

23.1†	Consent of Deloitte & Touche LLP.

23.2†	Consent of Kirkpatrick & Lockhart, LLP (contained in Exhibit 5.1).

24.1†	Power of Attorney (included on signature page).

†	Previously filed.

**	The Registrant has applied with the Secretary of the Securities and Exchange Commission for confidential treatment of certain information pursuant to Rule 406 under the Securities Act of 1933. The Registrant has filed separately with its application a copy of the exhibit including all confidential portions, which may be made available for public inspection pending the Securities and Exchange Commission’s review of the application in accordance with Rule 406.

Item 17. Undertakings

     The undersigned Registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

a)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the “Securities Act”);

b)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post- effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

c)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a) and (b) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

2.	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.	The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

5.	The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

6.	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

7.	The undersigned Registrant hereby undertakes that:

a)	For the purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

b)	For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

     Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of San Jose, State of California, on April 14, 2004.

BAM! ENTERTAINMENT, INC

By:	/s/ RAYMOND C. MUSCI

Raymond C. Musci
Chief Executive Officer

     Pursuant to the requirements of the Securities Act, this Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ RAYMOND C. MUSCI Raymond C. Musci	Chief Executive Officer and Director (Principal Executive Officer)	April 14, 2004

/s/ ANTHONY R. WILLIAMS Anthony R. Williams	Vice Chairman of the Board	April 14, 2004

* Stephen M. Ambler	Chief Financial Officer and Vice President of Finance (Principal Financial and Accounting Officer)	April 14, 2004

Mark Dyne	Director

* Anthony G. Williams	Director	April 14, 2004

* Jeff Scheinrock	Director	April 14, 2004

Brendon Grunewald	Director

*By:	/s/ RAYMOND C. MUSCI Raymond C. Musci Attorney-in-fact

INDEX TO EXHIBITS

Exhibit
Number	Description of Exhibit

4.1	Secured Convertible Note dated as of December 3, 2003 by and between the Registrant and Laurus Master Fund, Ltd. (incorporated by reference to Exhibit 4.1 of the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 10, 2003).

4.2	Warrant dated as of December 3, 2003 by and between the Registrant and Laurus Master Fund, Ltd. (incorporated by reference to Exhibit 4.2 of the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 10, 2003).

4.3	Registration Rights Agreement dated as of December 3, 2003 by and between the Registrant and Laurus Master Fund, Ltd. (incorporated by reference to Exhibit 4.3 of the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 10, 2003).

4.4	Security Agreement dated as of December 3, 2003 by and between the Registrant and Laurus Master Fund, Ltd. (incorporated by reference to Exhibit 4.4 of the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 10, 2003).

4.5†	Warrant dated as of November 19, 2003 by and between the Registrant and Europlay Capital Advisors, LLC.

4.6	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 of the Registrant’s Registration Statement on Form S-1, as amended (File No 333-62436), filed with the Securities and Exchange Commission on September 4, 2001).

4.7†	Modification letter dated as of January 26, 2004 by and between the Registrant and Laurus Master Fund, Ltd.

5.1†	Opinion of Kirkpatrick & Lockhart, LLP.

10.1	Securities Purchase Agreement dated as of December 3, 2003 by and between the Registrant and Laurus Master Fund, Ltd. (incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 10, 2003).

10.2†**	Consulting Agreement dated as of November 17, 2003 by and between the Registrant and Europlay Capital Advisors, LLC.

10.2(a)†**	First Amendment to Consulting Agreement dated as of December 12, 2003 by and between the Registrant and Europlay Capital Advisors, LLC.

10.2(b)†**	Second Amendment to Consulting Agreement dated as of December 18, 2003 by and between the Registrant and Europlay Capital Advisors, LLC.

23.1†	Consent of Deloitte & Touche LLP.

23.2†	Consent of Kirkpatrick & Lockhart, LLP (contained in Exhibit 5.1).

24.1†	Power of Attorney (included on signature page).

†	Previously filed.

**	The Registrant has applied with the Secretary of the Securities and Exchange Commission for confidential treatment of certain information pursuant to Rule 406 under the Securities Act of 1933. The Registrant has filed separately with its application a copy of the exhibit including all confidential portions, which may be made available for public inspection pending the Securities and Exchange Commission’s review of the application in accordance with Rule 406.